EXHIBIT 99.1

NewsRelease

TransCanada Appoints New Independent Director

CALGARY, Alberta – June 19, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the appointment of a new independent director, Mr. John Richels, effective immediately.

Mr. Richels has been the president and chief executive officer of Devon Energy Corporation (Devon) since 2010, having previously served as president of Devon since 2004.  Prior to that, he served as a senior vice president of Devon and president and chief executive officer of Devon’s Canadian subsidiary, Devon Canada Corporation, from 1999 through 2004. In 1998, Devon acquired Northstar Energy Corporation (Northstar), where Mr. Richels held the position of chief financial officer.  Before joining Northstar, Mr. Richels was the managing and chief operating partner of the national law firm Bennett Jones LLP.

Since 2013, Mr. Richels has served on the board of directors of BOK Financial Corp. and since 2007 he has served on the board of directors of Devon.  From 1993 to 1996, he served on the board of directors of Northstar. Mr. Richels also served as vice-chairman of the board of governors of the Canadian Association of Petroleum Producers.

Mr. Richels has a bachelor’s degree in economics from York University and a law degree from the University of Windsor.

“We are extremely pleased to welcome Mr. Richels to the board of directors to contribute to our vision of being the leading energy infrastructure company in North America,” said Barry Jackson, chair, TransCanada.  “His extensive experience in the oil and gas industry combined with his management and leadership abilities will be an important asset for TransCanada.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522